UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6 - K

Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of the

Securities Exchange Act of 1934

For the month of May 2005

NATIONAL TELEPHONE COMPANY OF VENEZUELA (CANTV)

(Translation of Registrant’s Name into English)

EDIFICIO CANTV

AVENIDA LIBERTADOR

CARACAS, VENEZUELA

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934

Yes  ☐    No  ☒

If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

Attached to this report is a copy of a press release, dated May 5, 2005, concerning the decision by the Comisión Nacional de Telecommunicaciones (CONATEL), the Venezuelan telecommunications regulatory agency, regarding the proposed acquisition of Corporación Digitel, C.A. by the Registrant.

This report may contain statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. The registrant desires to qualify for the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment. Factors which may cause actual results to differ materially from those discussed herein include economic considerations that could affect demand for telecommunications services and the ability of the Company to make collections, inflation, regulatory factors, exchange controls and occurrences in currency markets, competition, labor relations, and the risk factors set forth in the Company’s various filings with the Securities and Exchange Commission, including its most recently filed Annual Report on Form 20-F.

FOR IMMEDIATE RELEASE
From:
CANTV
	Avenida Libertador Centro Nacional de Telecomunicaciones Caracas, Venezuela	Contact:	Gregorio Tomassi, CFA CANTV Investor Relations
011-58-212-500-1831 FAX: 011-58-212-500-1828 E-Mail: invest@cantv.com.ve

The Global Consulting Group 646-284-9427 E-Mail: lpuffer@hfgcg.com

CANTV ANNOUNCES CONATEL’S DECISION NOT TO APPROVE THE PROPOSED ACQUISITION OF CORPORACIÓN DIGITEL, C.A.

Caracas, Venezuela (May 5, 2005) – Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) (NYSE: VNT) received today a notification from the Comisión Nacional de Telecomunicaciones (Conatel), the Venezuelan regulatory agency, of its decision not to approve the proposed acquisition of Corporación Digitel, C.A.

CANTV accepts Conatel’s decision and reiterates its commitment to the development of its telecommunications business in Venezuela, and in particular continue its investment program for technological development and expanded cellular coverage through Movilnet, its cellular services subsidiary.

The Company

CANTV, a Venezuelan corporation, is the leading Venezuelan telecommunications services provider with approximately 3.1 million access lines in service, 3.1 million cellular subscribers and 363 thousand Internet subscribers as of December 31, 2004. The Company’s principal strategic shareholder is a wholly owned subsidiary of Verizon Communications Inc. with 28.5% of the capital stock. Other major shareholders include the Venezuelan Government with 6.6% of the capital stock (Class B Shares), employees, retirees and employee trusts which own 7.1% (Class C Shares) and Telefónica de España, S.A. with 6.9%. Public shareholders hold the remaining 50.9 % of the capital stock.

Forward Looking Statements

Statements in this press release that are not strictly historical in nature are forward-looking statements. These statements are only predictions based on current information and expectations and involve a number of risks and uncertainties. Actual events or results may differ materially from those projected in such statements due to various factors. Factors which may cause actual results to differ materially from those discussed herein include economic considerations that could affect demand for telecommunications services and the ability of the Company to make collections, inflation, regulatory factors, exchange controls and occurrences in currency markets, competition, labor relations, and the risk factors set forth in the Company’s various filings with the Securities and Exchange Commission, including its more recently filed Annual Report on Form 20-F. The Company undertakes no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof, and claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAÑIA ANONIMA NACIONAL
TELEFONOS DE VENEZUELA, (CANTV)

By:	/s/ ARMANDO YAÑES
Armando Yañes
Chief Financial Officer

Date: May 6, 2005